FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

________________________

For the month of August, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

________________________

      • The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F __

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No  X

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Table of Contents

Page

Press Release dated August 1, 2003, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited consolidated financial statements for the first quarter ended June 28, 2003	13

DELHAIZE GROUP REPORTS SECOND QUARTER 2003 RESULTS
Improving Sales and Profit Raise Outlook for the Year

•	Net earnings of EUR 9.3 million after EUR 51.8 million exceptional non-cash charge related to change in inventory accounting method

•	Net earnings per share increase 31.5% to EUR 0.66, before change in accounting method

•	Earnings before goodwill and exceptionals up by 14.8% to EUR 1.03 per share

•	Organic sales growth of +2.8% due to +0.7% comparable store sales growth in the U.S. and +6.4% in Belgium

•	19.2% weaker U.S. dollar pushes sales 12.5% lower than in second quarter 2002

•	Operating margin of 4.1% (4.0% in second quarter 2002)

•	Stronger trends raise outlook for the year

BRUSSELS, Belgium, August 1, 2003 — Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that in the second quarter of 2003 its net earnings per share amounted to EUR 0.10 despite a 19.2% weaker U.S. dollar against the euro and an exceptional non-cash charge of EUR 51.8 million net of tax related to a change in inventory accounting method in the U.S. Earnings before goodwill and exceptionals grew by 14.8% to EUR 1.03 per share (EUR 0.89 in 2002).

For the first six months, Delhaize Group realized EUR 201.8 million free cash flow due to solid earnings. Delhaize’s net debt decreased from EUR 3.9 billion at the end of 2002 to EUR 3.4 billion at the end of the second quarter 2003 due to the application of free cash flow and the weaker U.S. dollar.

2nd Q 2003	2nd Q 2002	Change	(in millions of EUR, except EPS)	1st H 2003	1st H 2002	Change

4,597.7	5,256.8	-12.5%	Sales	9,249.3	10,659.0	-13.2%
189.7	207.6	-8.7%	Operating profit	399.1	423.1	-5.7%
4.1%	4.0%	—	Operating margin	4.3%	4.0%	—
104.2	86.2	+20.8%	Profit before income taxes and exceptional items	220.2	177.3	+24.2%
9.3	46.5	-79.9%	Net earnings	55.6	94.8	-41.3%
61.1	46.5	+31.5%	Earnings before change in accounting method	107.4	94.8	+13.3%
94.5	82.4	+14.8%	Earnings before goodwill and exceptionals	193.0	166.7	+15.8%
0.10	0.50	-79.9%	Net EPS (in EUR)	0.60	1.03	-41.3%
0.66	0.50	+31.5%	EPS before change in accounting method (in EUR)	1.17	1.03	+13.3%
1.03	0.89	+14.8%	EPS before goodwill and exceptionals (in EUR)	2.10	1.81	+15.9%

“Our strong underlying second quarter results confirm the improving sales momentum and continued strong margins at all our key banners, including Food Lion and Kash n’ Karry”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “These results represent the fruits of our disciplined approach in implementing sustainable sales growth initiatives while cutting costs when appropriate. This approach enables us to protect our profitability, to reinvest in our price competitiveness and to build long-term success. Hannaford, Delhaize Belgium and Alfa-Beta in Greece continued their excellent sales performance while sales trends at Food Lion and Kash n’ Karry improved for the second consecutive quarter.”

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+1 704 633 82 50 (ext. 2118)
Geoffrey d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+1 704 633 82 50 (ext. 2529)

SECOND QUARTER 2003 EARNINGS

In the second quarter of 2003, total sales decreased by 12.5% to EUR 4.6 billion and were impacted by the weakening of the U.S. dollar by 19.2% against the euro.

Organic sales growth was +2.8% due to:

•	the improving sales trend at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in a comparable store sales growth of Delhaize America by +0.7%, partially due to the Easter holiday occurring in the second quarter of 2003 instead of the first quarter of 2002 (positive impact of 1.1% on the comparable store sales growth of Delhaize America); and

•	continued strong sales at Delhaize Group’s other operations, with very good comparable store sales growth in Belgium (+6.4%) and Greece.

Operating costs (excluding depreciation and amortization) improved from 18.4% to 18.1% of sales due primarily to ongoing cost and expense savings at Food Lion. The gross margin decreased 40 basis points due to the negative impact of the U.S. dollar depreciation on the contribution of the high margin U.S. operations to Delhaize Group’s results and due to planned price investments by Food Lion and Kash n’ Karry.

The operating margin of Delhaize Group rose from 4.0% to 4.1%. Delhaize Group posted an operating profit of EUR 189.7 million, 8.7% lower than the prior. At identical exchange rates, operating profit would have increased by 9.0%.

Net earnings decreased to EUR 9.3 million, impacted by an exceptional charge and the 19.2% weaker U.S. dollar. Per share, net earnings amounted to EUR 0.10 in the second quarter of 2003 compared to EUR 0.50 per share in the second quarter of 2002. Excluding the exceptional charge, net earnings per share grew by 31.5% to EUR 0.66.

In the second quarter of 2003, earnings before goodwill and exceptionals were EUR 1.03 per share, 14.8% higher than in the second quarter of 2002. At identical exchange rates, earnings before goodwill and exceptionals would have increased by 33.1%.

Gross Margin and Inventory Management at Food Lion

The Company decided to begin, in the third quarter of 2003, the rollout of a new gross margin and inventory management system across all of its Food Lion stores. A similar system at Hannaford, in place since 1997, has led to improvements in inventory, shrink and gross margin performance. This rollout is to be completed in the third quarter of next year. “The new system — which combines updated business processes and state-of-the-art technology — will provide full visibility to item-level data which will improve margin analysis, shrink control and inventory management,” said Rick Anicetti, President and Chief Executive Officer of Food Lion.

The implementation of the new gross margin and inventory management system is supported by a change from the Retail Inventory Accounting Method to the Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry. While the Retail Inventory Accounting Method is widely used in the industry, Food Lion and Kash n’ Karry will move to the Item Cost Inventory Accounting Method, which improves the product cost calculations by eliminating the estimations inherent in the averaging across categories of products of the Retail Inventory Accounting Method. The Item Cost Inventory Method retains the actual cost information by item, and inventories are valued at the lower of costs on a weighted average cost basis or net realisable value.

The difference between the two methods results in an initial adjustment to inventory values, recorded as an exceptional non-cash charge of EUR 83.2 million (USD 91.9 million) pre-tax in the second quarter of 2003, negatively impacting the balance sheet total by this amount. After tax, net earnings and Group equity are negatively impacted by EUR 51.8 million.

FIRST HALF 2003 EARNINGS

     In the first half of 2003, total sales decreased by 13.2% to EUR 9.2 billion compared to the first half of 2002 and were impacted by:

•	the weakening of the U.S. dollar by 18.7% against the euro; and

•	the closing of 41 Food Lion stores and one Kash n’ Karry store in January-February 2003;

Organic sales growth amounted to +1.6% in the first half of 2003 due to:

•	soft but improving sales at Food Lion and Kash n’ Karry; and

•	the continued strong sales trends of Delhaize Group’s other operations, with high comparable store sales growth in Belgium, Greece and at Hannaford in the U.S.

Operating profit amounted to EUR 399.1 million, which is 5.7% lower than the prior year. At identical exchange rates, operating profit would have increased by 13.0% in the first half of 2003.

The profit before income taxes and exceptional items was EUR 220.2 million, an increase of 24.2% compared to EUR 177.3 million in the first half of 2002.

Net earnings in the first half of 2003 decreased by 41.3% compared to the first half of 2002 primarily due to exceptional expense and the weakening of the U.S. dollar against the euro. Exceptional expense was EUR 116.4 million in the first half of 2003 due to charges for the closing of the 42 U.S. stores, the reduction of support and management positions at Food Lion, and the second quarter accounting change at Food Lion and Kash ‘n Karry.

Earnings before goodwill amortization and exceptionals grew by 15.9% to EUR 2.10 per share in the first half of 2003. At identical exchange rates, earnings before goodwill and exceptionals would have grown by 35.6% in the first six months of 2003.

BALANCE SHEET AND CASH FLOW ANALYSIS

Since the beginning of the year, Delhaize Group has generated EUR 201.8 million free cash flow due to solid earnings and lower capital spending. Due to the timing of the annual dividend payment and semi-annual interest payments, Delhaize Group registered a negative free cash flow of EUR 43.1 million in the second quarter of 2003. Delhaize America generated USD 212.5 million free cash flow in the first half of 2003, totaling USD 879.4 million since the beginning of 2001. Delhaize America is on track to realize the targeted USD 1 billion free cash flow in the period 2001-2003.

Delhaize Group’s net debt amounted to EUR 3.4 billion at the end of the second quarter of 2003, a decrease of EUR 469.0 million compared to EUR 3.9 billion at the end of 2002. At identical exchange rates, net debt would have decreased by EUR 216.7 million in the first six months of 2003. Delhaize Group applied the full EUR 201.8 million free cash flow to net debt reduction and further improved its balance sheet by decreasing lease obligations by EUR 4.4 million in the first half of 2003. The net debt to equity ratio was reduced to 98.2% at the end of the second quarter of 2003 compared to 109.4% at the end of 2002, continuing the positive trend in this measure.

GEOGRAPHICAL OVERVIEW

Second Quarter 2003		Sales			Operating Profit/(Loss)

		2nd Q	2nd Q	2003	2nd Q	2nd Q	2003	% of
	(in millions)	2003	2002	/2002	2003	2002	/2002	Sales

United States	USD	3,787.6	3,747.8	+1.1%	163.7	164.4	-0.4%	4.3%
Belgium	EUR	911.9	838.6	+8.7%	51.0	31.1	+64.1%	5.6%
Southern and Central Europe	EUR	303.2	291.0	+4.2%	4.9	2.4	+103.2%	1.7%
Asia	EUR	53.8	54.3	-1.0%	(1.1)	(0.8)	-28.4%	-2.0%
TOTAL	EUR	4,597.7	5,256.8	-12.5%	189.7	207.6	-8.7%	4.1%

First Half 2003		Sales			Operating Profit / (Loss)

		1st H	1st H	2003	1st H	1st H	2003	% of
	(in millions)	2003	2002	/2002	2003	2002	/2002	Sales

United States	USD	7,478.3	7,489.8	-0.2%	354.0	335.9	+5.4%	4.7%
Belgium	EUR	1,781.1	1,642.7	+8.4%	87.2	54.3	+60.8%	4.9%
Southern and Central Europe	EUR	593.4	567.6	+4.6%	7.5	3.2	+128.6%	1.3%
Asia	EUR	106.7	107.0	-0.3%	(3.0)	(2.1)	-38.4%	-2.8%
TOTAL	EUR	9,249.3	10,659.0	-13.2%	399.1	423.1	-5.7%	4.3%

•	In the second quarter of 2003, the contribution of Delhaize America to the sales of Delhaize Group amounted to USD 3.8 billion (EUR 3.3 billion), an increase of 1.1% over the second quarter of 2002 due to the rise of comparable store sales by 0.7% and the expansion of the store network to 1,449 stores. The sales trend improved in the second quarter at Food Lion and Kash n’ Karry despite the weak economy and the competitive environment. Hannaford continued to perform well. The timing of the Easter holiday — included in the first quarter of 2002 and in the second quarter of 2003 — impacted sales positively. Excluding the Easter effect, comparable store sales of Delhaize America would have declined by 0.4% in the second quarter of 2003. Delhaize America’s sales declined 0.2% to USD 7.5 billion (EUR 6.8 billion) in the first six months of 2003 compared to the previous year due to the weak sales in the first months of the year at Food Lion and Kash n’ Karry and due to 42 store closings in the first quarter of 2003.

In the second quarter of 2003, Delhaize America’s operating profit decreased by 0.4% to USD 163.7 million (EUR 143.0 million) compared against the second quarter of 2002 due to price investments by Food Lion and Kash n’ Karry to reinforce their competitive positions. These investments were largely offset by ongoing initiatives in cost and expense reductions. Food Lion plans to achieve USD 100 million in cost savings in 2003 which will be used to strengthen its low price leadership and to protect its profitability. The cost and expense savings at Food Lion contributed significantly to Delhaize America’s operating profit growth of 5.4% to USD 354.0 million (EUR 320.4 million) in the first half of 2003.

•	In the second quarter of 2003, Delhaize Belgium sales grew by 8.7% to EUR 911.9 million due to the expansion of the sales network and comparable store sales growth of 6.4%. The ongoing strong comparable store sales growth was due to the continued success of Delhaize Belgium’s commercial strategy. The market share of Delhaize Belgium increased. In the first half of 2003, sales at Delhaize Belgium grew by 8.4% to EUR 1.8 billion.

Delhaize Belgium reduced the prices of more than 2,700 products in the second quarter of 2003. Despite these price investments, the operating margin of Delhaize Belgium grew to 5.6% (3.7% in 2002) due to disciplined cost management and improved sales mix. The strong sales and operating margin resulted in an increase of the operating profit of Delhaize Belgium to EUR 51.0 million (EUR 31.1 million in 2002), resulting in an increase of operating profit in the first half year of 60.8% to EUR 87.2 million.

•	In the second quarter of 2003, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 4.2% to EUR 303.2 million (+4.6% in the first half of 2003 to EUR 593.4 million). Sales performance continued to be very strong by Alfa-Beta in Greece. Delvita’s sales in the Czech Republic and Slovakia remained weak due to price deflation and the competitive environment, but its operating margin evolved favorably due to an improved sales mix and effective cost management. The operating profit of the Southern and Central European operations of Delhaize Group grew 103.2% to EUR 4.9 million in the second quarter of 2003 and 128.6% to EUR 7.5 million in the first half of 2003.

•	Sales of the Asian operations of Delhaize Group amounted to EUR 53.8 million compared to EUR 54.3 million in 2002 (-0.3% in the first half from EUR 107.0 to EUR 106.7 million). The small decrease was due to the depreciation of the Asian currencies against the euro. In local currency, sales of the Asian operations continued to grow. The operating loss of the Asian activities of Delhaize Group amounted to EUR -1.1 million in the second quarter and EUR -3.0 million in the first half of 2003.

2003 FINANCIAL OUTLOOK

The improving sales trend, the success of the cost and expense initiatives and the good gross margin resulted in stronger than anticipated results in the first half of 2003. This leads the management of Delhaize Group to revise positively the sales and earnings outlook for the Company for 2003 despite the continued economic uncertainty and competitive climate, particularly in the U.S.

•	In 2003, the sales network of Delhaize Group is expected to grow by approximately 60 stores to a total of 2,580 stores, taking into account the 42 U.S. store closings completed in January and February 2003. Previously, Delhaize Group planned to have 2,617 stores at year-end of 2003. The reduction in planned store openings in 2003 is attributable to fewer store openings in the U.S. related to construction delays due to adverse weather, fewer small convenience store openings in Belgium under the Shop ‘n Go banner and fewer specialty store openings under the Di and Tom & Co banners. The planned number of store remodelings at Delhaize America is increased from 82 to 104. Delhaize Belgium is also accelerating the number of remodelings.

•	At identical exchange rates, it is expected that annual sales of Delhaize Group will grow in 2003 by 2.0% to 3.5% (including 53 weeks of sales at Delhaize America) instead of the 1.5% to 3.0% previously forecasted. Assuming the current exchange rate of EUR 1 = USD 1.124 for the balance of the year, this implies sales in 2003 of EUR 18.5 billion to EUR 18.8 billion.

•	Delhaize America’s comparable store sales growth in 2003 is projected to be in the range of -1.0% to flat instead of -2.0% to flat as previously indicated.

•	Delhaize Group’s expectations for 2003 earnings before goodwill and exceptionals has improved, at identical exchange rates, to an increase of +15% to +20%. Previous guidance was approximately flat as compared to the prior year. Assuming the current exchange rate of EUR 1 = USD 1.124 for the balance of the year, earnings before amortization of goodwill and intangibles and exceptional items would be between EUR 336 million and EUR 355 million.

•	At identical exchange rates, Delhaize Group’s net earnings expectation is -13% to flat as compared to 2002. The net earnings guidance includes the impact of exceptional expenses related to U.S. store closings and the inventory accounting method change amounting to a total of EUR 136.8 million at identical exchange rates. Assuming the current exchange rate of EUR 1 = USD 1.124 for the balance of the year, reported earnings would be between EUR 128 million and EUR 147 million.

•	At identical exchange rates, capital expenditures are expected to be approximately EUR 530 million, down from the previous forecast of EUR 650 million.

•	Delhaize Group is on track to realize the targeted net debt to equity ratio of approximately 100% at the end of 2003 and to generate USD 1 billion free cash flow in 2001-2003 at Delhaize America.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eleven countries on three continents. At the end of the first half of 2003, Delhaize Group’s sales network consisted of 2,505 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Conference Call and Webcast

The Delhaize Group management will comment on the second quarter 2003 results during a conference call starting August 1, 2003 at 03.00 p.m. CET / 09:00 a.m. EDT. The meeting can be attended by calling + 44 20 7162 0182 (U.K.) or + 1 952 556 2813 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Number of Stores

	End of 2nd Q 2003	Change 2nd Q 2003	End of 1st Q 2003	End of 2003 Planned

United States	1,449	+5	1,444	1,468
Belgium	716	+9	707	748
Greece (1)	114	+3	111	125
Czech Republic	92	-1	93	96
Slovakia	14	-2	16	15
Romania	14	+2	12	16
Thailand	37	+1	36	37
Indonesia	34	—	34	39
Singapore	35	+2	33	36
TOTAL	2,505	+19	2,486	2,580

(1)	Including Trofo Market-franchised stores. These stores are formerly ENA wholesale customers that have been converted to full franchise operations.

Income Statement

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

4,597.7	5,256.8	Sales	9,249.3	10,659.0
(3,425.6)	(3,893.9)	Cost of goods sold	(6,861.3)	(7,875.5)
1,172.1	1,362.9	Gross profit	2,388.0	2,783.5
25.5%	25.9%	Gross margin	25.8%	26.1%
(110.8)	(143.1)	Depreciation	(230.7)	(288.6)
(39.9)	(44.1)	Amortization of goodwill and intangibles	(78.8)	(88.2)
(831.7)	(968.1)	Salaries, miscellaneous goods and services, other operating income/ (expense)	(1,679.4)	(1,983.6)
18.1%	18.4%	Operating costs (excl. depreciation and amortization) % of sales	18.2%	18.6%
189.7	207.6	Operating profit	399.1	423.1
4.1%	4.0%	Operating margin	4.3%	4.0%
(85.5)	(121.4)	Financial income / (expense)	(178.9)	(245.8)
104.2	86.2	Profit before income taxes and exceptional items	220.2	177.3
(0.2)	(0.3)	Other income / (expense)	(1.6)	(0.7)
(83.7)	(1.1)	Exceptional income / (expense)	(116.4)	(1.1)
20.3	84.8	Profit before income taxes	102.2	175.5
(10.0)	(38.7)	Income taxes	(46.1)	(82.1)
—	—	Share in results of companies at equity	—	—
10.3	46.1	Net profit from consolidated companies	56.1	93.4
(1.0)	0.4	Minority interests	(0.5)	1.4
9.3	46.5	Net earnings	55.6	94.8
1.1372	0.9188	Average EUR exchange rate in USD	1.1049	0.8979

Earnings per Share

2nd Q 2003	2nd Q 2002	(in EUR)	1st H 2003	1st H 2002

1.13	0.94	Profit before income taxes and exceptional items	2.39	1.93
0.10	0.50	Net earnings	0.60	1.03
0.66	0.50	Earnings before change in accounting method	1.17	1.03
1.03	0.89	Earnings before goodwill and exceptionals	2.10	1.81
92,061,611	92,077,843	Weighted average number of shares	92,059,517	92,076,629
92,392,704	92,392,704	Number of shares outstanding at the end of the 2nd quarter (1)	92,392,704	92,392,704

(1)	In the second quarter of 2003, Delhaize Group repurchased 10,000 shares and used (in conjunction with stock option exercises) 16,294 shares. Delhaize Group owned 329,010 treasury shares at the end of June 2003, when they were valued at EUR 26.50

Earnings Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

9.3	46.5	Net earnings	55.6	94.8
		Add (subtract):
39.9	44.1	Amortization of goodwill and intangibles	78.8	88.2
(7.4)	(8.9)	Taxes and minority interests on amortization of goodwill and intangibles	(14.4)	(17.0)
83.7	1.1	Exceptional income / (expense)	116.4	1.1
(31.0)	(0.4)	Taxes and minority interests on exceptional income / (expense)	(43.4)	(0.4)
94.5	82.4	Earnings before goodwill and exceptionals	193.0	166.7
9.3	46.5	Net earnings	55.6	94.8
		Add subtract:
83.2	—	Exceptional expense related to the change in accounting method	83.2	—
(31.4)	—	Taxes and minority interests on exceptional expense related to the change in accounting method	(31.4)	—
61.1	46.5	Earnings before change in accounting method	107.4	94.8

Balance Sheet

(in millions of EUR)	June 30, 2003	December 31, 2002	June 30, 2002

Assets
Fixed assets	7,514.4	8,080.6	8,362.1
Goodwill	3,031.4	3,163.1	3,256.3
Other intangible assets	1,018.5	1,138.6	1,238.5
Tangible assets	3,431.0	3,743.3	3,821.1
Financial assets	33.5	35.6	46.2
Current assets	2,692.1	2,759.5	2,827.9
Inventories	1,473.4	1,707.7	1,721.3
Receivables and other assets	597.5	628.2	604.9
Treasury shares	8.6	5.9	15.8
Cash and short-term investments	612.6	417.7	485.9
Total assets	10,206.5	10,840.1	11,190.0
Liabilities
Group equity	3,493.9	3,563.0	3,647.2
Shareholders’ equity	3,460.6	3,528.7	3,614.5
Minority interests	33.3	34.3	32.7
Provisions and deferred tax liabilities	749.4	870.8	856.7
Long-term debt	3,592.7	3,806.6	4,082.7
of which financial debt	3,577.2	3,790.5	4,068.6
Current liabilities	2,370.5	2,599.7	2,603.4
of which financial liabilities	464.2	525.0	558.2
Total liabilities	10,206.5	10,840.1	11,190.0
EUR exchange rate in USD	1.1427	1.0487	0.9975

Net Debt Reconciliation

(in millions of EUR)	June 30, 2003	December 31, 2002	June 30, 2002

Long term financial debt	3,577.2	3,790.5	4,068.6
Current financial liabilities	464.2	525.0	558.2
Cash and short-term investments	(612.6)	(417.7)	(485.9)
Net debt	3,428.8	3,897.8	4,140.9
Net debt to equity ratio	98.2%	109.4%	113.5%

Cash Flow Statement

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

		Operating activities
10.3	46.1	Income before minority interests	56.1	93.4
		Adjustments for
152.0	187.2	Depreciation and amortization	316.5	376.8
134.8	145.3	Income taxes and interest expenses	281.1	304.4
(1.9)	5.1	Other non-cash items	2.0	11.5
83.2	—	Change in accounting method	83.2	—
8.7	101.3	Changes in working capital requirement	12.5	140.1
(47.5)	(17.1)	Uses of provisions for liabilities and deferred taxation	(59.9)	(20.4)
(131.0)	(168.5)	Interests paid	(163.1)	(205.7)
(84.8)	(44.4)	Income taxes paid	(93.4)	(55.1)
123.8	255.0	Net cash provided by operating activities	435.0	645.0
		Investing activities
(0.2)	(2.4)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(0.2)	(9.3)
(105.8)	(156.3)	Purchase of tangible assets (capital expenditures)	(176.3)	(286.9)
(76.9)	—	Investment in debt securities	(76.9)	—
22.2	22.9	Other investing activities	26.4	13.6
(160.7)	(135.8)	Net cash used in investing activities	(227.0)	(282.6)
(36.9)	119.2	Cash flow before financing activities	208.0	362.4
		Financing activities
0.2	2.5	Proceeds from the exercise of share warrants and stock options	0.2	4.4
(0.3)	(5.6)	Treasury shares repurchased	(0.3)	(12.6)
81.0	(24.7)	Additions to (repayments of) long-term loans (net of direct financing costs)	71.7	(13.7)
(22.6)	90.0	Additions to (repayments of) short-term loans	(53.2)	(53.8)
(83.1)	(135.8)	Dividend and Director's remuneration paid (incl. dividend from subsidiaries to minority interest)	(83.1)	(135.8)
(24.8)	(73.6)	Net cash used in financing activities	(64.7)	(211.5)
(10.8)	(53.7)	Effect of foreign exchange translation differences and change of scope of consolidation	(22.5)	(49.7)
(72.5)	(8.1)	Net increase in cash and cash equivalents	120.8	101.2
611.0	494.0	Cash & cash equivalents at beginning of period	417.7	384.7
538.5	485.9	Cash & cash equivalents at end of period (1)	538.5	485.9

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of June 30, 2003, an amount of EUR 74.1 million should be added representing investments in debt securities

Free Cash Flow Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

123.8	255.0	Net cash provided by operating activities	435.0	645.0
(160.7)	(135.8)	Net cash used in investing activities	(227.0)	(282.6)
76.9	—	Investment in debt securities	76.9	—
(83.1)	(135.8)	Dividends and directors' remuneration paid	(83.1)	(135.8)
(43.1)	(16.6)	Free cash flow (after dividend payments)	201.8	226.6

Organic Sales Growth Reconciliation

2nd Q 2003	2nd Q 2002%		(in millions of EUR)	1st H 2003	1st H 2002%

4,597.7	5,256.8	-12.5%	Sales	9,249.3	10,659.0	-13.2%
805.2	—	—	Effect of exchange rates	1,584.8	—	—
5,402.9	5,256.8	+2.8%	Sales at identical exchange rates	10,834.1	10,659.0	+1.6%
5,402.9	5,256.8	+2.8%	Organic sales growth	10,834.1	10,659.0	+1.6%

Adjusted EBITDA Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

9.3	46.5	Net earnings	55.6	94.8
		Add (subtract):
1.0	(0.4)	Minority interests	0.5	(1.4)
10.0	38.7	Income taxes	46.1	82.1
83.7	1.1	Exceptional income/(expense)	116.4	1.1
0.2	0.3	Other income/(expense)	1.6	0.7
85.5	121.4	Financial income/(expense)	178.9	245.8
110.8	143.1	Depreciation	230.7	288.6
39.9	44.1	Amortization of goodwill and intangibles	78.8	88.2

340.4	394.8	Adjusted EBITDA	708.6	799.9
7.4%	7.5%	As % of sales	7.7%	7.5%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2003			2nd Q 2002	2003/2002

	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	4,597.7	805.2	5,402.9	5,256.8	-12.5%	+2.8%
Adjusted EBITDA	340.4	64.6	405.0	394.8	-13.8%	+2.6%
Operating profit	189.7	36.7	226.4	207.6	-8.7%	+9.0%
Net earnings	9.3	-1.4	7.9	46.5	-79.9%	-83.1%
Net EPS	0.10	-0.01	0.09	0.50	-79.9%	-83.1%
Earnings before change in accounting method	61.1	10.5	71.6	46.5	+31.5%	+54.0%
EPS before change in accounting method	0.66	0.12	0.78	0.50	+31.5%	+54.1%
Earnings before goodwill and exceptionals	94.5	15.1	109.6	82.4	+14.8%	+33.1%
EPS before goodwill and exceptionals	1.03	0.16	1.19	0.89	+14.8%	+33.1%
Free cash flow	(43.1)	4.9	(38.2)	(16.6)	-159.6%	-130.1%

(in millions of EUR, except per share amounts)	1st H 2003			1st H 2002	2003/2002

	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	9,249.3	1,584.8	10,834.1	10,659.0	-13.2%	+1.6%
Adjusted EBITDA	708.6	134.5	843.1	799.9	-11.4%	+5.4%
Operating profit	399.1	78.9	478.0	423.1	-5.7%	+13.0%
Net earnings	55.6	7.8	63.4	94.8	-41.3%	-33.2%
Net EPS	0.60	0.09	0.69	1.03	-41.3%	-33.2%
Earnings before change in accounting method	107.4	19.7	127.1	94.8	+13.3%	+34.1%
EPS before change in accounting method	1.17	0.21	1.38	1.03	+13.3%	+34.1%
Earnings before goodwill and exceptionals	193.0	32.8	225.8	166.7	+15.8%	+35.6%
EPS before goodwill and exceptionals	2.10	0.35	2.45	1.81	+15.9%	+35.6%
Free cash flow	201.8	54.8	256.6	226.6	-10.9%	+13.2%

(in millions of EUR)	June 30, 2003			Dec 31, 2002	Change

Net debt	3,428.8	252.3	3,681.1	3,897.8	-12.0%	-5.6%

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the half year consolidated accounts of Delhaize Group as at June 30, 2003. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the half year consolidated accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Press release – 2003 third quarter results	November 6, 2003
•	Press release – 2003 sales	January 15, 2004
•	Press release – 2003 fourth quarter results	March 11, 2004

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
Unaudited Condensed Consolidated Financial Statements*
for the Second Quarter Ended June 28, 2003

TABLE OF CONTENTS

Page

Condensed Consolidated Statements of Income (unaudited) for the 13 Weeks Ended June 28, 2003 and June 29, 2002 and for the 26 Weeks Ended June 28, 2003 and June 29, 2002	15

Condensed Consolidated Balance Sheets at June 28, 2003 and December 28, 2002	16

Condensed Consolidated Statements of Cash Flows for the 26 Weeks Ended June 28, 2003 and June 29, 2002	17

Supplemental Information for the 13 Weeks Ended June 28, 2003 and June 29, 2002 and for the 26 Weeks Ended June 28, 2003 and June 29, 2002	18

      * The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended June 28, 2003 and June 29, 2002 and
for the 26 Weeks ended June 28, 2003 and June 29, 2002
(Dollars in thousands)

	13 Weeks	13 Weeks	26 Weeks	26 Weeks
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	(A)	(B)	(C)	(D)	A%	B%	C%	D%

Net sales and other revenues	$3,794,776	$3,711,619	$7,474,897	$7,416,422	100.00	100.00	100.00	100.00
Cost of goods sold	2,850,091	2,769,314	5,640,212	5,516,106	75.11	74.61	75.46	74.38
Selling and administrative expenses	765,336	756,062	1,518,081	1,524,094	20.17	20.37	20.31	20.55

Operating income	179,349	186,243	316,604	376,222	4.72	5.02	4.23	5.07
Interest expense	79,086	82,061	158,773	169,387	2.08	2.21	2.12	2.28

Income from continuing operations and before income taxes	100,263	104,182	157,831	206,835	2.64	2.81	2.11	2.79
Provision for income taxes	36,846	40,271	57,530	81,308	0.97	1.09	0.77	1.10

Income before discontinued operations, net of tax	63,417	63,911	100,301	125,527	1.67	1.72	1.34	1.69
Discontinued operations, net of tax	2,789	3,084	25,165	5,473	0.07	0.08	0.33	0.07

Income before cumulative effect of changes in accounting principle	60,628	60,827	75,136	120,054	1.60	1.64	1.01	1.62
Cumulative effect of changes in accounting principle, net of tax	—	—	10,946	284,097	0.00	0.00	0.15	3.83

Net income (loss)	$60,628	$60,827	$64,190	$(164,043)	1.60	1.64	0.86	(2.21)

NOTE: Cost of goods sold includes an $87.3 million (1.17%) charge in the 26 weeks ended June 28, 2003 related to the conversion from retail to cost inventory at Food Lion and Kash n’ Karry.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	June 28, 2003	December 28, 2002

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$310,061	$131,641
Receivables, net	131,531	142,371
Receivable from affiliate	13,513	14,483
Income tax receivable	—	6,036
Inventories	1,201,390	1,340,847
Prepaid expenses	74,414	30,622
Deferred tax assets	66,200	18,976

Total current assets	1,797,109	1,684,976
Property and equipment, net	2,957,644	3,041,465
Goodwill, net	2,907,305	2,907,305
Other intangibles, net	782,614	792,689
Reinsurance recoverable from affiliate	125,525	119,827
Other assets	96,264	88,554

Total assets	$8,666,461	$8,634,816

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$729,778	$762,179
Dividend payable	—	114,636
Payable to affiliate	—	8,959
Accrued expenses	342,857	314,851
Capital lease obligations — current	33,852	32,652
Long term debt — current	25,223	28,294
Other liabilities — current	51,828	49,372
Income taxes payable	16,715	—

Total current liabilities	1,200,253	1,310,943
Long-term debt	2,950,738	2,951,072
Capital lease obligations	676,613	698,283
Deferred income taxes	334,290	357,314
Other liabilities	281,306	273,502

Total liabilities	5,443,200	5,591,114
Shareholders’ equity:
Class A non-voting common stock	163,076	53,222
Class B voting common stock	37,736	37,645
Accumulated other comprehensive loss, net of tax	(67,861)	(71,130)
Additional paid-in capital, net of unearned compensation	2,470,416	2,467,397
Retained earnings	619,894	556,568

Total shareholders’ equity	3,223,261	3,043,702

Total liabilities and shareholders’ equity	$8,666,461	$8,634,816

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	26 Weeks	26 Weeks
	6/28/2003	6/29/2002
Cash flows from operating activities
Net income/(loss)	$64,190	$(164,043)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	10,946	284,097
Discontinued operations	27,844	—
Streamline charges	2,346	—
Depreciation and amortization	223,105	226,573
Depreciation and amortization — discontinued operations	478	3,022
Amortization of debt fees/costs	977	1,006
Amortization of debt premium/discount	483	583
Amortization of deferred loss on derivative	4,145	4,255
Amortization and termination of restricted shares	2,556	5,088
Accrued interest on interest rate swap	(26)	(1,604)
Loss on disposals of property and capital lease terminations	1,991	867
Deferred income taxes (benefit) provision	(71,824)	3,734
Other	699	(337)
Changes in operating assets and liabilities which provided (used) cash:
Receivables	10,840	66,627
Net receivable from affiliate	(7,989)	11,154
Income tax receivable	6,036	8,429
Inventories	119,207	(30,616)
Prepaid expenses	(43,792)	(27,151)
Other assets	3,749	1,256
Accounts payable	(29,276)	89,122
Accrued expenses	24,491	45,179
Income taxes payable	22,893	23,673
Other liabilities	(21,520)	(17,199)

Total adjustments	288,359	697,758

Net cash provided by operating activities	352,549	533,715

Cash flows from investing activities
Capital expenditures	(141,911)	(202,916)
Proceeds from sale of property	4,771	7,769
Other investment activity	(2,885)	(1,918)

Net cash used in investing activities	(140,025)	(197,065)

Cash flows from financing activities
Net payments under short-term borrowings	—	(140,000)
Principal payments on long-term debt	(13,413)	(11,740)
Principal payments under capital lease obligations	(15,598)	(14,623)
Taxes paid on capital contribution	(4,692)	—
Warrants common stock purchases	(345)	—
Parent common stock repurchased	(304)	(9,601)
Proceeds from stock options exercised	248	3,961

Net cash used in financing activities	(34,104)	(172,003)

Net increase in cash and cash equivalents	178,420	164,647
Cash and cash equivalents at beginning of year	131,641	137,206

Cash and cash equivalents at end of period	$310,061	$301,853

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	15,437	10,984
Capitalized lease obligations terminated for store properties and equipment	843	—
Record dividend to Delhaize Group and Detla in stock	109,944	—
Change in reinsurance recoverable and other liabilities	5,698	67
Other	471	—
Investment in WWRE	—	3,000
Delhaize Group Share Exchange final adjustment to purchase price allocation:
Property	—	44,433
Deferred income taxes	—	43,752
Capital lease obligations	—	4,475
Accrued expenses	—	5,156
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No. 141	—	117,895

NOTE: The $119.2 million decrease in inventory includes an $87.3 million adjustment to the valuation of inventory to reflect the conversion from retail to cost inventory accounting at Food Lion and Kash n’ Karry.

DELHAIZE AMERICA, INC.
Supplemental Information
(unaudited)

	Second quarter ended		Year to date
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002

Adjusted EBITDA (Dollars in millions):
Net income/ (loss)	$60.6	$60.8	$64.2	$(164.0)
Add (subtract):
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Discontinued operations, net of tax	2.8	3.1	25.2	5.5
Income taxes	36.8	40.3	57.5	81.3
Interest expense	79.1	82.0	158.8	169.4
Depreciation	101.9	104.4	204.4	207.6
Amortization of intangible assets	9.5	9.6	18.7	18.9
LIFO expense	0.7	1.5	0.7	2.0

Adjusted EBITDA	$291.4	$301.7	$540.4	$604.8

As a percent of Delhaize America sales	7.7%	8.1%	7.2%	8.2%

EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):
Net income	$60.6	$60.8	$64.2	($164.0)
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Amortization of intangibles	5.9	6.0	11.6	11.7

Earnings before amortization and exceptional items	$66.5	$66.8	$86.7	$131.8

FREE CASH FLOW RECONCILIATION (Dollars in thousands):
Net cash provided by operating activities	$104,404	$209,890	$352,549	$533,715
Net cash used in investing activities	(80,754)	(106,846)	(140,025)	(197,065)

Free cash flow	$23,650	$103,044	$212,524	$336,650

NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt			$2,950,738	$3,056,766
Captial lease obligations			676,613	694,130
Long-term debt current			25,223	18,014
Capital lease obligations -current			33,852	30,381
Short term borrowings			—	—
Cash and cash equivalents			(310,061)	(301,853)

Net debt			$3,376,365	$3,497,438

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	7	13	10	21
Stores acquired	0	0	0	0
Stores closed	2	5	46	8
Stores renovated	11	35	17	64
Total stores			1449	1472

Capital expenditures (dollars in millions)	$83.3	$110.5	$141.9	$202.9
Total square footage (in millions)			53.6	54.0
Square footage increase			-1%	3%

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 1, 2003	By: /s/ Michael R. Waller Michael R. Waller Executive Vice President